

August 20, 2012

<u>Via E-mail</u>
Nathaniel August
Director
Mangrove Partners
10 East 53rd Street, 31st Floor
New York, NY 10022

> **Re:** **Nabi Biopharmaceuticals**
> **Definitive Additional Proxy Soliciting Materials**
> **Filed August 16, 2012 by The Mangrove Partners Fund, L.P., et al.**
> **File No. 001-35285**

Dear Mr. August:

We have reviewed your filing and have the following comments. Please revise your filing and future filings as appropriate.

<u>General</u>

1. Avoid issuing statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please note that the factual foundation for such assertions must be reasonable. Refer to Note (b) of Rule 14a-9. Please provide us with the factual foundation for the following disclosure (emphasis added):

   - "We question who benefits from the proposed Transaction and can only come to the conclusion that the Transaction is <u>for the benefit of Nabi's insiders</u>."

   - "<u>It is clear</u> to us that both the Board and management of Nabi have failed. It appears that <u>to save face and enrich themselves</u>, they are now pushing to get an ill-conceived transaction completed."

   - "…it is clear that the Transaction is <u>really in the best interest of management</u>"

   - "Mangrove Partners believes this <u>amounts to a special favor</u> to the top two executives of Nabi for delivering a favorable deal to Biota."

   Further, please confirm that in future communications filed under cover of Schedule 14A you will disclose the factual foundation for or refrain from including similar assertions.

2. We note your statement that the primary purpose of the merger is to secure substantial payments in the form of change of control benefits for Nabi's executives. However, certain of the severance agreements appear to provide that a liquidation or dissolution of the company approved by the shareholders in accordance with Delaware law would also qualify as a change of control. Please provide your analysis.

3. Please provide support for your statement that Biota has lost money for the past two years.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Karen Ubell, Staff Attorney, at (202) 551-3873 or me at (202) 551-3503 with any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Steve Wolosky
        Olshan Frome Wolosky LLP
        swolosky@olshanlaw.com